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                                                                        THQ Inc.
                                                               27001 Agoura Road
                                                       Calabasas Hills, CA 91301

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re: THQ Inc. Registration of Common Stock and Preferred Stock Purchase Rights pursuant to 12(g) of the Securities Exchange Act of 1934

To Whom It May Concern:

        THQ Inc. (the "Company") hereby requests that the Commission take appropriate action to revert to File No. 0-18813 with respect to the Company's Common Stock pursuant to its registration under Section 12(g) of the Securities Exchange Act of 1934 (the "Act"). Additionally, the Company requests that the Commission take appropriate action to eliminate the File No. 1-15959 with respect to the Company's Preferred Stock Purchase Rights pursuant to its registration under Section 12(g) of the Act, and to issue a new File No. beginning with the prefix 0.

        If you have any questions with respect to this matter, please contact Catherine E. Albright of Sidley Austin Brown & Wood LLP.

                                          Sincerely,

                                          THQ Inc.


                                          /s/ Jeffrey C. Lapin
                                          Jeffrey C. Lapin
                                          Vice Chairman and Chief
                                           Operating Officer